UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                Amendment No. 2


                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                         Barrett Business Services, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   68463 10 8
                    ---------------------------------------
                                 (CUSIP Number)


                                  June  1,  2000
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_|  Rule 13d-1(b)

            |_|  Rule 13d-1(c)

            |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  68463 10 8
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1.    Names of Reporting Persons.   Rentschler Family Trust Dated January 10,
      1994 I.R.S. Identification Nos. of above persons (entities only).
 ................................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable.

      (a) ......................................................................

      (b) ......................................................................
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3.    SEC Use Only..............................................................
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4.    Citizenship or Place of Organization   United States (California)
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Number of       5.    Sole Voting Power        1,781
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Shares Bene-
ficially by     6.    Shared Voting Power          0
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Owned By Each   7.    Sole Dispositive Power   1,781
Reporting
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Person With     8.    Shared Dispositive Power     0

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person     1,781

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                           Not applicable.

11.   Percent of Class Represented by Amount in Row (11)   0.02%
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12.   Type of Reporting Person (See Instructions )    00 - Trust
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 ................................................................................

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                               Page 2 of 4 Pages

                                  SCHEDULE 13G

Rentschler Family Trust Dated January 10, 1994                    June 1, 2000


Item 1.

      (a)   The issuer is Barrett Business Services, Inc.
      (b) The address of the issuer's principal executive offices is 4724 S.W. Macadam Avenue, Portland, Oregon 97201.

Item 2.

      (a) The person filing is the Rentschler Family Trust Dated January 10, 1994 (the "Trust").
      (b)   The Trust's address is 7383 Whitegate Avenue, Riverside,
            California  92506.
      (c) The Trust is organized under the laws of the State of California, United States.
      (d) The class of securities is the issuer's Common Stock, $0.01 par value.
      (e)   The CUSIP Number is 68463 10 8.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership.

      (a)   See Cover Page, Item 9.
      (b)   See Cover Page, Item 11.
      (c)   See Cover Page, Items 5-8.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

                               Page 3 of 4 pages

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

      (a)   Not applicable.
      (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           June 1, 2000

                           Rentschler Family Trust Dated January 10, 1994


                           By    /s/ Keith Rentschler
                                 ------------------------------------
                                 Keith Rentschler, Trustee


                                Page 4 of 4 pages